UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934

TD Ameritrade Holding Corporation
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

87236Y108
(CUSIP Number)

Peter Crawford

Executive Vice President and Chief Financial Officer

The Charles Schwab Corporation

211 Main Street
San Francisco, CA 94105

(415) 667-7000

With a Copy to:

William L. Taylor

Lee Hochbaum

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

Facsimile: (212) 701-5800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 24, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 87236Y108	Page 2 of 9 Pages

1	Names of Reporting Person The Charles Schwab Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0 (1)
	8	Shared Voting Power 285,926,967 (1)(2)
	9	Sole Dispositive Power 0 (1)
	10	Shared Dispositive Power 285,926,967 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 285,926,967 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 52.9% (1)(2)
14	Type of Reporting Person (See Instructions) CO

(1)	See Item 5 of this Schedule 13D.
(2)	Beneficial ownership of the 285,926,967 shares of Common Stock referenced above is being reported hereunder solely because The Charles Schwab Corporation may be deemed to have beneficial ownership of such shares of Common Stock as a result of the Voting Agreements (as defined below) with certain stockholders of TD Ameritrade Holding Corporation. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by The Charles Schwab Corporation that it is the beneficial owner of such shares of Common Stock for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Item 1.  Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the “Common Stock”), of TD Ameritrade Holding Corporation (“TD Ameritrade”), a Delaware corporation.  The principal executive offices of TD Ameritrade are located at 200 South 108th Avenue, Omaha, Nebraska 68154.

Item 2.  Identity and Background.

(a) − (c), (f) The name of the person filing this statement is The Charles Schwab Corporation (“Schwab” or the “Reporting Person”), a corporation incorporated under the laws of the State of Delaware. The principal business of Schwab is providing wealth management, securities brokerage, banking, asset management, custody, and financial advisory services. The principal business address and principal office address of Schwab is 211 Main Street, San Francisco, CA 94105.

The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of the Reporting Person is set forth on Schedule I hereto and are incorporated herein by reference.

(d) – (e) Except as set forth below, during the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule I hereto have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On July 9, 2018, a broker-dealer subsidiary of Schwab, Charles Schwab & Co., Inc., consented to the entry of an injunction regarding the broker-dealer’s alleged failure to file Suspicious Activity Reports relating to suspicious transactions by independent, third-party investment advisers that the broker- dealer terminated from its custodial platform in violation of Section 17(a) of the Act and Rule 17a-8 thereunder.

Item 3.  Source and Amount of Funds or Other Consideration.

On November 24, 2019 concurrently with the execution of the Merger Agreement (as defined below), and as an inducement for Schwab to enter into the Merger Agreement, (i) The Toronto-Dominion Bank, a Canadian-chartered bank (“TD Bank”), which currently holds approximately 43% of the outstanding Common Stock entered into a voting and support agreement with Schwab (the “TD Bank Voting Agreement”), pursuant to which Schwab may be deemed to beneficially own as of the date of that agreement 233,993,484 shares of Common Stock and (ii) certain other stockholders of TD Ameritrade (the “Significant Stockholders”), including J. Joe Ricketts and Marlene Ricketts, entered into a separate voting and support agreement with Schwab (the “Significant Stockholder Voting Agreement” and, together with the TD Bank Voting Agreement, the “Voting Agreements”), pursuant to which Schwab may be deemed to beneficially own as of the date of that agreement 51,933,483 shares of Common Stock.

As described in response to Item 4, the shares of Common Stock beneficially owned by TD Bank and the Significant Stockholders (such shares of Common Stock collectively, the “Voting Agreement Shares”) have not been purchased by the Reporting Person, and thus no funds were used for such purpose.  The Reporting Person has not paid any monetary consideration to TD Bank nor to the Significant Stockholders in connection with the execution and delivery of the Voting Agreements.  For a description of the Voting Agreements, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4.  Purpose of Transaction.

The Merger Agreement

On November 24, 2019, Schwab entered into the Merger Agreement with TD Ameritrade and Americano Acquisition Corp., a Delaware corporation and direct wholly owned subsidiary of Schwab (“Merger Subsidiary”). Upon the terms and subject to the conditions of the Merger Agreement, Merger Subsidiary will merge with and into TD Ameritrade (the “Merger”), with TD Ameritrade surviving as a wholly owned subsidiary of Schwab.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock, issued and outstanding immediately prior to the Effective Time (other than treasury shares held by TD Ameritrade and certain shares held by Schwab), will be converted into the right to receive 1.0837 shares of voting common stock, par value $0.01 per share, of Schwab (“Schwab Common Stock”) (the “Merger Consideration”); provided, however, that if the Merger Consideration issuable in respect of shares of Common Stock owned by TD Bank and its affiliates as of immediately prior to the Effective Time, together with any other shares of Schwab Common Stock then owned by TD Bank and its affiliates, would equal a number of shares of Schwab Common Stock exceeding 9.9% (or such lower percentage of shares of Schwab Common Stock as the Federal Reserve Board permits TD Bank to acquire in the Merger consistent with a determination that TD Bank does not control Schwab for purposes of the Bank Holding Company Act of 1956, as amended, or the Home Owners’ Loan Act of 1933, as amended), of the issued and outstanding shares of Schwab Common Stock as of immediately following the Effective Time, then TD Bank will receive one share of nonvoting common stock, $0.01 par value per share, of Schwab in lieu of each such excess share of Schwab Common Stock.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit 2.1 to Schwab’s Form 8-K, filed on November 29, 2019 and incorporated herein by reference.

The Voting Agreements

The purpose of the Voting Agreements is to facilitate the consummation of the transactions contemplated by the Merger Agreement.

The TD Bank Voting Agreement requires that TD Bank (i) vote all shares of Common Stock it owns in favor of the approval and adoption of the Merger Agreement and approval of the Merger, and against any competing transaction, (ii) not transfer its shares of Common Stock, with certain limited exceptions, (iii) not solicit an alternative transaction or, except when TD Ameritrade is so permitted, participate in discussions or negotiations regarding an alternative transaction, (iv) not participate in any litigation against Schwab or TD Ameritrade relating to the Merger Agreement or the consummation of the transactions, subject to limited exceptions, and (v) use reasonable best efforts to obtain regulatory approvals that are necessary, proper or advisable to consummate the contemplated transactions. The TD Bank Voting Agreement will terminate upon the earliest of the Effective Time and termination of the Merger Agreement in accordance with its terms. The number of shares of Common Stock that Schwab may be deemed to beneficially own as a result of the TD Bank Voting Agreement as of the date of that agreement was 233,993,484.

The Significant Stockholder Voting Agreement requires that the Significant Stockholders (i) vote their shares of Common Stock in favor of the approval and adoption of the Merger Agreement and approval of the Merger, and against any competing transaction, (ii) not transfer shares of Common Stock, with certain limited exceptions, (iii) not solicit an alternative transaction, (iv) not participate in discussions or negotiations regarding an alternative transaction except when TD Ameritrade is so permitted, and (v) not participate in any litigation against Schwab or TD Ameritrade relating to the Merger Agreement or the consummation of the transactions contemplated thereby. The Significant Stockholder Voting Agreement will terminate upon the earliest of (v) the Effective Time, (w) the date and time on which the Merger Agreement is amended in a manner that changes the form of or amount of Merger Consideration or is in any way material and adverse to any of the Significant Stockholders, (x) the termination of the Merger Agreement in accordance with its terms, (y) the date and time on which the necessary TD Ameritrade stockholder approval is obtained and (z) the Board of Directors of TD Ameritrade changes its recommendation in favor of the approval and adoption of the Merger Agreement. Furthermore, pursuant to the Significant Stockholder Voting Agreement, Schwab has committed in good faith to seek to maintain, from the date of the closing of the Merger through the second anniversary thereof, a level of employment in Nebraska comparable to TD Ameritrade’s level of employment in Nebraska at the closing date, taking into account voluntary attrition and transaction-related integration plans. The number of shares of Common Stock that Schwab may be deemed to beneficially own as a result of the Significant Stockholders Voting Agreement as of the date of that agreement was 51,933,483.

The foregoing descriptions of the Voting Agreements does not purport to be complete and are qualified in its entirety by reference to the full text of each of the TD Bank Voting Agreement and the Significant Stockholders Voting Agreement, copies of which are attached as Exhibit 10.2 and Exhibit 10.3, respectively, to Schwab’s Form 8-K, filed on November 29, 2019 and incorporated herein by reference.

The transactions contemplated by the Merger Agreement may, if consummated in accordance with its terms, result in any or all of the actions contemplated by Item 4 of this Schedule 13D, including, without limitation, (i) the Merger, as a result of which TD Ameritrade would become a subsidiary of Schwab, (ii) the cessation of each existing TD Ameritrade director's role as a director of TD Ameritrade and changes in one or more members of management of TD Ameritrade, (iii) material changes in the capitalization, dividend policy, business structure and corporate structure of TD Ameritrade, (iv) the restatement of TD Ameritrade 's charter and bylaws, (v) the termination of TD Ameritrade's listing on the New York Stock Exchange and (vi) the termination of the Common Stock's registration under Section l2(g)(4) of the Act. Except as set forth in this Item 4 and in connection with the transactions contemplated by the Merger Agreement and the Voting Agreements, neither Schwab nor, to the knowledge of Schwab, any of the persons set forth on Schedule I hereto, has any plans or proposals that relate to or would result in any of the actions specified in Item 4 of this Schedule l3D (although Schwab and each person listed on Schedule I hereto reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer.

(a) and (b).

The beneficial ownership percentages described in this Schedule 13D are based on 540,558,193 shares of Common Stock deemed to be outstanding as of November 18, 2019, as represented by TD Ameritrade in the Merger Agreement.

Immediately prior to the execution of the Voting Agreements, the Reporting Person did not own any shares of Common Stock. However, as a result of entering into the Voting Agreements on November 24, 2019, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Act, the Reporting Person may be deemed to have shared beneficial ownership with respect to a total of 285,926,967 shares of Common Stock deemed to be outstanding on November 24, 2019, representing the sum of the outstanding shares of Common Stock individually beneficially owned by TD Bank and the Significant Stockholders, as represented by TD Bank and the Significant Stockholders in the Voting Agreements, which represents in the aggregate approximately 52.9% of the shares of Common Stock deemed to be outstanding as described in the prior paragraph. Items 7 through 11 of the cover page of this Schedule 13D and the footnotes thereto are incorporated herein by reference.

The foregoing does not include an aggregate of 708,315 shares of Common Stock that as of December 2, 2019 were held by registered investment companies for which a subsidiary of the Reporting Person acts as investment advisor and has sole dispositive power and sole voting power. From time to time, such registered investment companies acquire and dispose of shares of Common Stock in the ordinary course of business.

Except as set forth above, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons named in Schedule I hereto, beneficially owns any shares of Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the Voting Agreement Shares for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)   Except for the execution and delivery of the Merger Agreement and the Voting Agreements and as set forth in this Item 5, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule I hereto has effected any transaction in the shares of Common Stock during the past 60 days.

(d)  Except with reference to the Merger Agreement and the Voting Agreements and the transactions contemplated by those agreements, and except as set forth in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule I hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of TD Ameritrade reported herein.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated into this Item 6 by reference.

Other than as described in Items 3 and 4, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of TD Ameritrade, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.  Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name

1.	Agreement and Plan of Merger, by and among The Charles Schwab Corporation, TD Ameritrade Holding Corporation and Americano Acquisition Corp., dated as of November 24, 2019 (incorporated by reference to Exhibit 2.1 to Schwab’s Current Report on Form 8-K filed with the Commission on November 29, 2019 (File Number 1-9700)).

2.	Voting and Support Agreement, by and among The Charles Schwab Corporation and The Toronto-Dominion Bank, dated as of November 24, 2019 (incorporated by reference to Exhibit 10.2 to Schwab’s Current Report on Form 8-K filed with the Commission on November 29, 2019 (File Number 1-9700)).

3.	Voting and Support Agreement, by and among The Charles Schwab Corporation and certain parties listed on Exhibit A thereto, dated as of November 24, 2019 (incorporated by reference to Exhibit 10.3 to Schwab’s Current Report on Form 8-K filed with the Commission on November 29, 2019 (File Number 1-9700)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 4, 2019

THE CHARLES SCHWAB CORPORATION

By:	/s/ Peter J. Morgan III
	Name:	Peter J. Morgan III
	Title:	Executive Vice President, General Counsel and Corporate Secretary

SCHEDULE I

Directors and Executive Officers of

The charles schwab corporation

The following table sets forth certain information with respect to the directors and executive officers of The Charles Schwab Corporation. The business address of each director and executive officer is c/o The Charles Schwab Corporation, 211 Main Street, San Francisco, CA 94105.

Directors
Name	Present Principal Occupation or Employment	Citizenship

Charles R. Schwab (Chairman)	Chairman of The Charles Schwab Corporation	United States

Walter W. Bettinger II (President and Chief Executive Officer)	President and Chief Executive Officer of The Charles Schwab Corporation	United States

John K. Adams, Jr.	Former Managing Director, Financial Institutions Group, UBS Investment Bank	United States

Joan T. Dea	Managing Director of Beckwith Investments	Canada

Christopher V. Dodds	Senior Advisor at The Cynosure Group	United States

Stephen A. Ellis	Managing Partner at TPG	United States

Mark A. Goldfarb	Managing Partner of BDO USA, LLP.	United States

William S. Haraf	Former Special Advisor for Promontory Financial Group	United States

Frank C. Herringer	Former Chairman and Chief Executive Officer, Transamerica Corporation	United States

Stephen T. McLin	Chairman and Chief Executive Officer of STM Holdings LLC	United States

Charles A. Ruffel	Managing Partner of Kudu Investment Management, LLC	United States

Arun Sarin	Former Chief Executive Officer, Vodafone Group Plc	United States

Paula A. Sneed	Chairman and Chief Executive Officer of Phelps Prescott Group, LLC	United States

Roger O. Walther	Chairman and Chief Executive Officer of Tusker Corporation	United States

Executive Officers
Name	Present Principal Occupation or Employment	Citizenship

Charles R. Schwab	Chairman	United States

Walter W. Bettinger II	President and Chief Executive Officer	United States

Bernard J. Clark	Executive Vice President - Advisor Services	United States

Jonathan M. Craig	Senior Executive Vice President	United States and Canada

Peter Crawford	Executive Vice President and Chief Financial Officer	United States

Joseph R. Martinetto	Senior Executive Vice President and Chief Operating Officer	United States

Peter J. Morgan III	Executive Vice President, General Counsel and Corporate Secretary	United States

Nigel J. Murtagh	Executive Vice President, Corporate Risk	United States and Ireland